FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on March22, 2007 announcing agreement to purchase containership expanding fleet to 10 vessels

EXHIBIT 1

Euroseas Ltd. Announces Agreement to Purchase Containership Expanding Fleet to 10 Vessels

Maroussi, Athens, Greece, March 22, 2007 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers, container ship and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has signed a Memorandum of Agreement to purchase the M/V Bitre Ritscher, a 1,452 teu containership built in 1995 in Germany for $19.5 million.  The vessel is scheduled to be delivered to Euroseas during the period of April 10-13, 2007, at the sellers’ option.  It will be financed partly by bank debt. The vessel has been secured with recently concluded one-year period charter for USD 13,450 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce the acquisition of the M/V Biter Ritscher. Since we completed our public follow-on offering in February 2007, we have acquired two vessels in line with our investment strategy of purchasing second hand dry cargo vessels in the drybulk, container and multipurpose sectors. We look forward to continuing our fleet expansion by purchasing additional vessels that we believe maximize the returns on our capital invested.”

Fleet Profile:

The Euroseas Ltd. fleet profile after the delivery to its fleet the m/v Bitre Ritscher is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
NIKOLAOS P.	Handysize	34,750		1984	Spot	$17,000
GREGOS	Handysize	38,434		1984	Spot	$18,880
Total Dry Bulk Vessels	4	212,186

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,950 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
BITRE RITSCHER	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
YM QINGDAO I	Feeder	18,253	1,169	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	4	110,042	7,487
Fleet Grand Total	10	344,796	8,437

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. As of January 31, 2007, Euroseas trades on the NASDAQ Global Market under the ticker ESEA (previously it traded on the Over The Counter Bulletin Board under the ticker symbol EUSEF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 10 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 2 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,186 dwt, its 4 container ships have a cargo capacity of 7,487 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  March 22 2007

 By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President